Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST QUARTERLY REPORT OF 2016

Summary

The 2016 first quarterly financial report of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the "Group") was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rules 13.09 and 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1

1	Important Notice

1.1	The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

1.2	All Directors attended the meeting of the Board and considered the quarterly report.

1.3	Mr. Tan Wan Geng (Vice Chairman and President of the Company), the responsible person of the Company and the finance work of the Company; and the responsible person of the accounting department, Mr. Xiao Li Xin (Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The first quarterly report of the Company is unaudited.

2	Major accounting data and changes of shareholders of the Company

2.1	Major accounting data

Unit: Million     Currency: RMB

	31 March 2016	31 December 2015	Increase/ (decrease) (%)
Total assets	186,473	186,250	0.12
Net assets attributable to the shareholders of the Listed Company	41,583	38,966	6.72

	Three months ended 31 March 2016	Three months ended 31 March 2015	Increase/ (decrease) (%)
Net cash flows from operating activities	4,865	5,441	(10.59)

	Three months ended 31 March 2016	Three months ended 31 March 2015	Increase/ (decrease) (%)
Operating revenue	27,993	27,718	0.99
Net profit attributable to the shareholders of the Listed Company	2,683	1,903	40.99
Net profit attributable to the shareholders of the Listed Company after deducting non-recurring gains and losses	2,514	1,832	37.23
Weighted average return on net assets (%)	6.66	5.21	Increase by a percentage of 1.45
Basic earnings per share (RMB/share)	0.27	0.19	42.11
Diluted earnings per share (RMB /share)	0.27	0.19	42.11

2

Non-recurring gains and losses

☑Applicable ☐Not applicable

Unit: Million     Currency: RMB

Items	Amount for the reporting period	Notes
Gains and losses on disposal of non-current assets	115
Other non-operating income and expenses besides items above	73
Effect on non-controlling interests after taxation	(2)
Effect of income tax	(17)
Total	169

2.2	Total number of shareholders, particulars of the top ten shareholders and the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions as at the end of the reporting period

Unit: Share

Total number of shareholders (shareholders)	315,423

Particulars of the top ten shareholders

				Pledged or frozen shares
Name of the shareholder (in full)	Number of shares held as at the end of the reporting period	Shareholding (%)	Number of shares subject to trading restrictions	Status	Number of shares	Capacity
China Southern Air Holding Company (“CSAHC”)	4,039,228,665	41.14	0	No	0	State-owned legal entity
HKSCC Nominees Limited	1,749,189,988	17.82	0	Not known	Not known	Overseas legal entity
Nan Lung Holding Limited (“Nan Lung”)	1,033,650,000	10.53	0	No	0	State-owned legal entity
China Securities Finance Corporation Limited	250,615,312	2.55	0	Not known	Not known	State-owned legal entity
Zhong Hang Xin Gang Guarantee Co., Ltd.	75,000,000	0.76	0	Not known	Not known	Domestic Non-state-owned legal entity
Central Huijin Investment Ltd.	64,510,900	0.66	0	Not known	Not known	State-owned legal entity
China National Aviation Corporation (Group) Limited	49,253,400	0.50	0	Not known	Not known	State-owned legal entity
Industrial and Commercial Bank of China Limited - GF Multi-Strategy Mixed Securities Investment Fund	29,000,000	0.30	0	Not known	Not known	Domestic Non-state-owned legal entity
China Merchants Bank Co., Ltd.	27,048,225	0.28	0	Not known	Not known	Domestic Non-state-owned legal entity
Huaxia Fund - Agricultural Bank of China - Huaxia CSI financial asset management plan	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity

3

Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions

	Number of tradable	Type and number of shares
Name of the shareholder (in full)	shares not subject to selling restrictions	Type of shares	Number of shares
China Southern Air Holding Company	4,039,228,665	RMB-denominated Ordinary shares	4,039,228,665
HKSCC Nominees Limited	1,749,189,988	Overseas listed foreign shares	1,749,189,988
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares	1,033,650,000
China Securities Finance Corporation Limited	250,615,312	RMB-denominated Ordinary shares	250,615,312
Zhong Hang Xin Gang Guarantee Co., Ltd.	75,000,000	RMB-denominated Ordinary shares	75,000,000
Central Huijin Investment Ltd.	64,510,900	RMB-denominated Ordinary shares	64,510,900
China National Aviation Corporation (Group) Limited	49,253,400	RMB-denominated Ordinary shares	49,253,400
Industrial and Commercial Bank of China Limited - GF Multi-Strategy Mixed Securities Investment Fund	29,000,000	RMB-denominated Ordinary shares	29,000,000
China Merchants Bank Co., Ltd.	27,048,225	RMB-denominated Ordinary shares	27,048,225
Huaxia Fund - Agricultural Bank of China - Huaxia CSI financial asset management plan	25,425,500	RMB-denominated Ordinary shares	25,425,500

Explanation of the connected relationship or acting in concert relationship of the above shareholders

Nan Lung is incorporated in Hong Kong and a wholly-owned subsidiary of CSAHC. The Company is not aware of any other connected relationship between other shareholders. The H shares held by HKSCC Nominees Limited include the 31,120,000 H shares of the Company held by Yazhou Travel Investment Company Limited, a fourth level subsidiary of CSAHC incorporated in Hong Kong.

Explanation of the preference shareholders with restored voting rights and its number of shares	Not applicable.

4

2.3	Total number of preference shareholders, particulars of the top ten preference shareholders and the top ten preference shareholders holding the Company’s tradable preference shares not subject to selling restrictions as at the end of the reporting period

☐Applicable ☑Not applicable

§3	Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

☑Applicable ☐Not applicable

3.1.1	Significant changes in major items in consolidated balance sheet:

Unit: million Currency: RMB

Items	31 March 2016	31 December 2015	Increase/ (decrease) (%)	Main reason(s) for the change
Cash at bank and on hand	3,704	5,444	(31.96)	Mainly due to the repayment of loans and borrowings in the reporting period
Other current assets	1,122	1,870	(40.00)	Mainly due to the decrease of deductible input VAT in the reporting period
Other current liabilities	12,000	8,000	50.00	Mainly due to the issuance of short-term financing bills in the reporting period
Employee benefits payable	1,442	2,446	(41.05)	Mainly due to the payment of performance salary for the year ended 31 December 2015 in the reporting period
Taxes payable	930	236	294.07	Mainly due to the increase in the accrual of enterprise income tax which has not yet paid
Long-term loans	7,364	12,884	(42.84)	Mainly due to the increase of the repayment of long-term loans ahead of schedule in the reporting period
Bonds payable	8,000	3,000	166.67	Mainly due to the issuance of new bonds in the reporting period

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3.1.2 Significant changes in major items in consolidated income statement:

Unit: million Currency: RMB

Items	Three months ended 31 March 2016	Three months ended 31 March 2015	Increase/ (decrease) (%)	Main reason(s) for the change
Investment income	278	210	32.38	Mainly due to the increase in profits of the aviation investees in the reporting period
Income tax expense	921	624	47.60	Mainly due to the increase in profit before income tax in the reporting period

3.1.3 Significant changes in major items in consolidated cash flow statement:

Unit: million Currency: RMB

Items	Three months ended 31 March 2016	Three months ended 31 March 2015	Increase/ (decrease) (%)	Main reason(s) for the change
Proceeds from other operating activities	293	162	80.86	Mainly due to the increase in deposits received in the reporting period
Payment of taxes and surcharges	706	397	77.83	Mainly due to the increase in the payment of value-add tax etc., in the reporting period
Payment for other operating activities	577	260	121.92	Mainly due to Hebei Airlines’ repayment of amounts due to its original shareholder in the reporting period
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	738	59	1,150.85	Mainly due to Xiamen Airlines’ receipt of advance payment for aircraft on transfer of purchase quota in the reporting period
Payment for acquisition of investments	359	38	844.74	Mainly due to the payment for acquisition of 4% equity interests in Xiamen Airlines’ and acquisition of equity interests in Southern Airlines (Group) Import and Export Trading Company in the reporting period
Proceeds from borrowings	9,971	4,120	142.01	Mainly due to the increase of loans and borrowings in the reporting period
Proceeds from issuance of bonds	9,000	-	100.00	Mainly due to the issuance of bonds and short-term financing bills in the reporting period
Repayments of borrowings	22,207	9,698	128.99	Mainly due to the increase of repayment of loans and borrowings in the reporting period

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3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

☐Applicable ☑Not applicable

3.3	Performance of the undertakings by the Company and its shareholders holding more than 5% equity interests of the Company

☑Applicable ☐Not applicable

Undertakings given by CSAHC, the controlling shareholder of the Company, during the reporting period or existing to the reporting period are as follow:

1.	Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system. It has been strictly performed.

2.	The Company and CSAHC entered into the “Property Compensation Agreement” on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company’s rights in the use of the land and buildings leased from CSAHC. It’s a long-term undertaking, and it has been strictly performed.

3.	In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement. It’s a long-term undertaking, and it has been strictly performed.

4.	In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the costs and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: a) any production losses arising from the lack of title certificates, b) any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding for various reasons. Therefore, CSAHC issued an undertaking letter, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2016 and would compensate the Company for any losses arising from the undertakings.

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Due to such kind of change of ownership title requires compliance with the state and local laws and regulations, and a series of formalities in relation to the government approval is required to be attended to, CSAHC has been actively communicating with the government. However, as at the end of the reporting period, such undertakings are still in the course of being implemented. The performance period of this undertaking is up to 31 December 2016.

5.	The relevant undertakings under the Financial Services Framework Agreement between the Company and Southern Airlines Group Finance Company Limited (the "Finance Company"): (1) Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group; (2) the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from Finance Company of the Company are definitely secure. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; (3) in respect of the Company’s deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company; and (4) As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company. It’s a long-term undertaking, and it has been strictly performed.

6.	On 8 July 2015, given the abnormal fluctuation of the stock market and based on its confidence in development prospects of the Company as well as the recognition of the values of the Company, CSAHC makes the following undertakings so as to facilitate the sustainable healthy development of the Company and safeguard the interests of the investors of the Company: (1) CSAHC will not reduce its shareholding in the Company during the abnormal fluctuation of the stock market; (2) CSAHC will take measures to increase its shareholding in the Company in line with market conditions in due course as permitted by relevant laws and regulations; and (3) CSAHC will continuously extend its support to the operational development of the Company, with an aim to assist the Company in improving operational results and maximizing investor returns of the Company. It’s a long-term undertaking, and it is being performed.

3.4	Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

☐Applicable ☑Not applicable

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

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Guangzhou, the People’s Republic of China

29 April 2016

As at the date of this notice, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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4、 APPENDIX

4.1	Financial Statements

Consolidated Balance Sheet

As at 31 March 2016

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	31 March 2016	31 December 2015
Current assets:
Cash at bank and on hand	3,704	5,444
Settlement reserves fund
Deposits with banks and other financial institutions
Financial assets at fair value through profit or loss
Derivative financial assets
Bills receivable
Accounts receivable	2,935	2,592
Prepayments	1,299	1,279
Premiums receivable
Receivables from reinsurers
Provisions for reinsurance contracts
Interest receivable
Dividends receivable	17	17
Other receivables	1,870	1,610
Purchase of financial assets resold
Inventories	1,706	1,606
Assets classified as held for sale
Non-current assets due within one year
Other current assets	1,122	1,870
Total current assets	12,653	14,418
Non-current assets:
Entrusted loans and advances
Available-for-sale financial assets	230	240
Held-to-maturity investments
Long-term receivables
Long-term equity investments	3,722	3,453
Investment properties	502	507
Fixed assets	142,194	142,454
Construction in progress	21,529	19,556
Construction materials
Fixed assets to be disposed of
Bearer biological assets
Oil and gas assets
Intangible assets	2,909	2,889
Development costs
Goodwill
Long-term deferred expenses	605	640
Deferred tax assets	1,474	1,411
Other non-current assets	655	682
Total non-current assets	173,820	171,832
Total assets	186,473	186,250
Current liabilities:
Short-term loans	15,977	19,483
Borrowings from central bank
Deposits from customers and other banks
Advances from banks and other financial institutions
Financial liabilities at fair value through profit or loss
Derivative financial liabilities
Bills payable	571	771
Accounts payable	12,855	12,077
Sales in advance of carriage	5,443	7,131
Financial assets sold under agreements repurchase
Handling charges and commissions payable
Employee benefits payable	1,442	2,446
Taxes payable	930	236
Interest payable	486	385
Dividends payable		8
Other payables	4,555	5,035
Amounts due to reinsurers
Reserves on insurance contracts
Securities trading agency fees
Securities underwriting fees
Liabilities classified as held for sale
Non-current liabilities due within one year	8,350	9,964
Other current liabilities	12,000	8,000
Total current liabilities	62,609	65,536
Non-current liabilities:
Long-term loans	7,364	12,884
Bonds payable	8,000	3,000
Including: Preference shares
Perpetual bonds
Long-term payables	49,706	49,408
Long-term employee benefits payable	9	13
Special payables
Provisions
Deferred income	3,059	3,003
Deferred tax liabilities	897	938
Other non-current liabilities	2,201	1,895
Total non-current liabilities	71,236	71,141
Total liabilities	133,845	136,677
Owners' equity
Share capital	9,818	9,818
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	14,336	14,336
Less: Treasury shares
Other comprehensive income	(7)	59
Specific reserve
Surplus reserve	1,552	1,552
Provision for ordinary risks
Retained earnings	15,884	13,201
Total equity attributable to shareholders of the Company	41,583	38,966
Non-controlling interests	11,045	10,607
Total owners' equity	52,628	49,573
Total liabilities and owners' equity	186,473	186,250

Legal Representative of the Company: Mr. Tan Wan Geng

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

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Balance Sheet of the Company

As at 31 March 2016

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	31 March 2016	31 December 2015
Current assets:
Cash at bank and on hand	1,869	3,182
Financial assets at fair value through profit or loss
Derivative financial assets
Bills receivable
Accounts receivable	2,573	2,190
Prepayments	790	800
Interest receivable
Dividends receivable	17	17
Other receivables	1,184	998
Inventories	1,186	1,115
Assets classified as held for sale
Non-current assets due within one year
Other current assets	1,086	1,666
Total current assets	8,705	9,968
Non-current assets:
Available-for-sale financial assets	141	143
Held-to-maturity investments
Long-term receivables
Long-term equity investments	8,976	8,715
Investment properties	278	281
Fixed assets	112,219	111,898
Construction in progress	13,234	11,707
Construction materials
Fixed assets to be disposed of
Bearer biological assets
Oil and gas assets
Intangible assets	1,484	1,510
Development costs
Goodwill
Long-term deferred expenses	299	307
Deferred tax assets	1,439	1,375
Other non-current assets	605	632
Total non-current assets	138,675	136,568
Total assets	147,380	146,536
Current liabilities:
Short-term loans	10,257	15,003
Financial liabilities at fair value through profit or loss
Derivative financial liabilities
Bills payable
Accounts payable	9,952	9,490
Sales in advance of carriage	4,779	6,123
Employee benefits payable	1,038	1,959
Taxes payable	615	103
Interest payable	397	303
Dividends payable
Other payables	8,804	8,571
Liabilities classified as held for sale
Non-current liabilities due within one year	6,901	7,339
Other current liabilities	12,000	8,000
Total current liabilities	54,743	56,891
Non-current liabilities:
Long-term loans	5,390	10,216
Bonds payable	8,000	3,000
Including: Preference shares
Perpetual bonds
Long-term payables	42,162	41,740
Long-term employee benefits payable	7	11
Special payables
Provisions
Deferred income	2,436	2,402
Deferred tax liabilities
Other non-current liabilities	1,709	1,468
Total non-current liabilities	59,704	58,837
Total liabilities	114,447	115,728
Owners' equity
Share capital	9,818	9,818
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	14,100	14,100
Less: Treasury shares
Other comprehensive income	(26)	37
Specific reserve
Surplus reserve	1,552	1,552
Retained earnings	7,489	5,301
Total owners' equity	32,933	30,808
Total liabilities and owners' equity	147,380	146,536

Legal Representative of the Company: Mr. Tan Wan Geng

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

11

Consolidated Income Statement

For the three months ended 31 March 2016

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Three months ended 31 March 2016	Three months ended 31 March 2015
1. Total revenue	27,993	27,718
Including: Operating income	27,993	27,718
Interest income
Premiums earned
Fees and commission income
2. Total operating costs	24,738	25,402
Including: Cost of sales	21,826	21,701
Interest expenses
Fees and commission expenses
Returned premium
Net compensation expenses
Net provision for insurance contract
Insurance policy dividend expenses
Reinsurance expenses
Business taxes and surcharges	62	58
Selling and distribution expenses	1,401	1,905
General and administrative expenses	688	690
Financial expenses	759	1,048
Assets impairment losses	2
Add: Gains/(losses) arising from changes in fair value (“-” for losses)
Investment income (“-” for losses)	278	210
Including: Share of profit of associates and joint ventures	277	210
Exchange gains (“-” for losses)
3. Operating profit (“-” for losses)	3,533	2,526
Add: Non-operating income	419	325
Including: Gains on disposal of non-current assets	116	51
Less: Non-operating expenses	6	13
Including: Losses on disposal of non-current assets	1	8
4. Total profits (“-” for losses)	3,946	2,838
Less: Income tax expenses	921	624
5. Net profit (“-” for net losses)	3,025	2,214
Net profit attributable to shareholders of the Company	2,683	1,903
Non-controlling interests	342	311
6. Other comprehensive income, net of tax	(70)	(13)
Other comprehensive income (net of tax) attributable to shareholders of the Company	(66)	(4)
(1) Items that will not be reclassified to profit or loss
1. Remeasurement of defined benefit plan liability
2. Share of other comprehensive income of the equity-accounted investee
(2) Items that may be reclassified to profit or loss:	(66)	(4)
1. Share of other comprehensive income of the equity-accounted investee	1	(6)
2. Gains or losses arising from changes in fair value of available-for-sale financial assets	(5)	2
3. Gains or losses arising from reclassification of held-to-maturity investments to available-for-sale financial assets
4. Effective hedging portion of gains or losses arising from cash flow hedging instruments	(62)
5. Translation differences arising on translation of foreign currency financial statements
6. Others
Other comprehensive income (net of tax) attributable to non-controlling interests	(4)	(9)
7. Total comprehensive income	2,955	2,201
Attributable to shareholders of the Company	2,617	1,899
Attributable to non-controlling interests	338	302
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	0.27	0.19
(2) Diluted earnings per share (RMB/share)	0.27	0.19

Legal Representative of the Company: Mr. Tan Wan Geng

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

12

Income Statement of the Company

For the three months ended 31 March 2016

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Three months ended 31 March 2016	Three months ended 31 March 2015
1. Total revenue	19,803	19,899
Less: Cost of sales	15,392	15,650
Business taxes and surcharges	34	30
Selling and distribution expenses	971	1,358
General and administrative expenses	427	455
Financial expenses	644	904
Assets impairment losses
Add: Gains/(losses) arising from changes in fair value (“-” for losses)
Investment income (“-” for losses)	268	201
Including: Share of profit of associates and joint ventures	268	201
2. Operating profit (“-” for losses)	2,603	1,703
Add: Non-operating income	228	232
Including: Gains on disposal of non-current assets	5	42
Less: Non-operating expenses	5	10
Including: Losses on disposal of non-current assets	1	5
3. Total profits (“-” for losses)	2,826	1,925
Less: Income tax expenses	640	431
4. Net profit (“-” for net losses)	2,186	1,494
5. Other comprehensive income, net of tax	(63)	1
Other comprehensive income (net of tax) attributable to shareholders of the Company
(1) Items that will not be reclassified to profit or loss
1. Remeasurement of defined benefit plan liability
2. Share of other comprehensive income of the equity-accounted investee
(2) Items that may be reclassified to profit or loss:	(63)	1
1. Share of other comprehensive income of the equity-accounted investee	1	(4)
2. Gains or losses arising from changes in fair value of available-for-sale financial assets	(2)	5
3. Gains or losses arising from reclassification of held-to-maturity investments to available-for-sale financial assets
4. Effective hedging portion of gains or losses arising from cash flow hedging instruments	(62)
5. Translation differences arising on translation of foreign currency financial statements
6. Others
6. Total comprehensive income	2,123	1,495
7. Earnings per share:
(1) Basic earnings per share (RMB/share)
(2) Diluted earnings per share (RMB/share)

Legal Representative of the Company: Mr. Tan Wan Geng

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

13

Consolidated Cash Flow Statement

For the three months ended 31 March 2016

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Three months ended 31 March 2016	Three months ended 31 March 2015
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	28,052	28,160
Net increase in customer deposits and deposits in other banks
Net increase in borrowings from central bank
Net increase in advances from other financial institutions
Cash received from original insurance policy premium
Net cash received from reinsurance operations
Net increase in policyholders’ deposits and investment
Net increase in disposal of financial assets at fair value through profit or loss
Interest, fees and commissions received in cash
Net increase in advances from banks and other financial institutions
Net increase in repurchase of business funds
Refund of taxes and surcharges		298
Proceeds from other operating activities	293	162
Sub-total of operating cash inflows from operating activities	28,345	28,620
Payment for goods and services	16,588	17,700
Net increase in customers deposits and advances
Net increase in deposits with Central Bank and other banks
Compensation paid pursuant to original insurance contract and settled in cash
Interest, fees and commission paid in cash
Insurance policy dividend paid by cash
Payment to and for employees	5,609	4,822
Payment of taxes and surcharges	706	397
Payment for other operating activities	577	260
Sub-total of cash outflows from operating activities	23,480	23,179
Net cash flows from operating activities	4,865	5,441
2. Cash flows from investment activities:
Proceeds from disposal of investments
Investment income received	9	3
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	738	59
Net proceeds from disposal of subsidiaries and other business units
Proceeds from other investing activities	47	70
Sub-total of cash inflows from investing activities	794	132
Payment for acquisition of fixed assets, intangible assets and other long-term assets	3,301	3,982
Payment for acquisition of investments	359	38
Net increase in pledged loans
Net payment for acquisition of subsidiaries and other business units
Payment for other investing activities
Sub-total of cash outflows from investment activities	3,660	4,020
Net cash flows from investing activities	(2,866)	(3,888)
3. Cash flows from financing activities:
Proceeds from investors	100	1,120
Including: Proceeds from non-controlling shareholders of subsidiaries	100	1,120
Proceeds from borrowings	9,971	4,120
Proceeds from issuance of bonds	9,000
Proceeds from other financing activities		283
Sub-total of cash inflows from financing activities	19,071	5,523
Repayments of borrowings	22,207	9,698
Payment for dividends, profit distributions or interest	600	769
Including: Dividends and profits paid to non-controlling shareholders of subsidiaries	8
Payment for other financing activities
Sub-total of cash outflows from financing activities	22,807	10,467
Net cash flows from financing activities	(3,736)	(4,944)
4. Effect of changes in exchange rate on cash and cash equivalents	(3)	(10)
5. Net increase in cash and cash equivalents	(1,740)	(3,401)
Add: Cash and cash equivalents at the beginning of the period	5,321	17,868
6. Cash and cash equivalents at the end of the period	3,581	14,467

Legal Representative of the Company: Mr. Tan Wan Geng

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

14

Cash Flow Statement of the Company

For the three months ended 31 March 2016

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Three months ended 31 March 2016	Three months ended 31 March 2015
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	20,069	20,744
Refund of taxes and surcharges		298
Proceeds from other operating activities	282	176
Sub-total of operating cash inflows from operating activities	20,351	21,218
Payment for goods and services	11,200	13,300
Payment to and for employees	4,286	3,531
Payment of taxes and surcharges	483	255
Payment for other operating activities	200	223
Sub-total of cash outflows from operating activities	16,169	17,309
Net cash flows from operating activities	4,182	3,909
2. Cash flows from investment activities:
Proceeds from disposal of investments
Investment income received	9	3
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	21	3,044
Net proceeds from disposal of subsidiaries and other business units
Proceeds from other investing activities	5	21
Sub-total of cash inflows from investing activities	35	3,068
Payment for acquisition of fixed assets, intangible assets and other long-term assets	2,197	2,180
Payment for acquisition of investments	359	1,366
Net payment for acquisition of subsidiaries and other business units
Payment for other investing activities
Sub-total of cash outflows from investment activities	2,556	3,546
Net cash flows from investing activities	(2,521)	(478)
3. Cash flows from financing activities:
Proceeds from investors
Including: Proceeds from non-controlling shareholders of subsidiaries
Proceeds from borrowings	7,640	2,235
Proceeds from other financing activities	9,000
Sub-total of cash inflows from financing activities	16,640	2,235
Repayments of borrowings	19,120	7,608
Payment for dividends, profit distributions or interest	491	663
Payment for other financing activities
Sub-total of cash outflows from financing activities	19,611	8,271
Net cash flows from financing activities	(2,971)	(6,036)
4. Effect of changes in exchange rate on cash and cash equivalents	(3)	(11)
5. Net increase in cash and cash equivalents	(1,313)	(2,616)
Add: Cash and cash equivalents at the beginning of the period	3,080	10,662
6. Cash and cash equivalents at the end of the period	1,767	8,046

Legal Representative of the Company: Mr. Tan Wan Geng

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

4.2	Audited Report

☐Applicable ☑Not applicable

15